Weil, Gotshal & Manges LLP
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New York, New York 10153
(212) 310-8000
FAX: (212) 310-8007

November 12, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Attn: Ms. Karen J. Garnett

Re:	General Growth Properties, Inc. (formerly known as New GGP, Inc.)
Amendment No. 5 to
Registration Statement on Form S-11
Filed November 12, 2010
File No. 333-168111

Dear Ms. Garnett:

On behalf of our client, General Growth Properties, Inc. (formerly known as New GGP, Inc.) (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 5 to the Registration Statement on Form S-11 (the “Registration Statement”) of the Company (File No. 333-168111), together with certain exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of November 12, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

Dividend Policy, page 56

1.                                      We note your response to comment 4 from our letter dated November 8, 2010. Please revise to include a reference to borrowings as a potential source of funds for distributions or confirm to us that you do not have the ability, through restrictions in your charter or otherwise, to borrow funds for the purpose of making distribution payments.

The Company has revised the disclosure on page 56 to clarify that the Company could incur debt to fund cash dividends, including borrowings under its new revolving credit facility, although it currently has no intention to do so.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 65

2.                                      We note your response to comment 1 from our letter dated November 5, 2010. As we have discussed with you, please provide a more detailed discussion of the basis for using a 25% discount to the assumed market rate to determine significance and probability of renewal.

The Company has revised its disclosure on page 67 to provide a more detailed discussion of the basis for using a 25% discount to the assumed market rate to determine significance and probability of renewal.

3.                                      Refer to footnote (5) to the beneficial ownership table. Please revise Mr. Schreiber’s ownership amounts shown in the table to include the Blackstone shares that he may be deemed to beneficially own. You may clarify his disclaimer of beneficial ownership in the footnote, but the table should reflect all shares beneficially owned.

The Company has revised its disclosure on page 186 to include the amount of Blackstone’s shares that Mr. Schreiber may be deemed to beneficially own.

Exhibit 5.1 — Legal  Opinion

4.                                      We note that the legal opinion refers to the offer and sale 135 million shares of your common stock, but you have registered the offer and sale of 155.25 million shares. Please file a revised opinion that reflects the full offering amount.

In response to the Staff’s comment, Weil, Gotshal & Manges LLP has revised its legal opinion to reflect the full offering amount of 155.25 million shares and the Company has filed the revised opinion as Exhibit 5.1 to the Registration Statement.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Registration Statement as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Heather Emmel at (212) 310-8849.

Sincerely,

/s/ MATTHEW D. BLOCH

Matthew D. Bloch